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EXHIBIT 99.8

Memorandum Describing Issuance,
Transfer and Redemption Procedures
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Pacific Mutual Life Insurance Company's
Description of Issuance, Transfer and Redemption
Procedures for Policies Pursuant to
Rule 6e-3(T)(B)(12)(iii)


This document sets forth the administrative procedures that will be followed by Pacific Mutual Life Insurance Company ("Pacific Mutual") in connection with the issuance of its Flexible Premium Variable Life Insurance Policy ("Policy"), the transfer of assets held under the contract, and the redemption by policy owners of their interests in said contracts.


I. PURCHASE AND RELATED TRANSACTIONS

A. Premium Schedules and Underwriting Standards

The contract is a flexible premium variable life insurance policy. The Policy provides lifetime insurance protection on the life of the insured named in the Policy through the maturity date so long as the Policy is not surrendered or in default beyond the grace period. A policy owner may elect one of two options to calculate the amount of death benefit payable under the Policy. The Policy will be offered and sold pursuant to an established mortality structure and underwriting standards in accordance with state insurance laws which prohibit unfair discrimination among policy owners, but allow cost of insurance rates to be based upon factors such as age, health or occupation.

The minimum initial premium to purchase a Policy must be equal to at least 25% of the sum of the Policy's monthly deductions plus premium load for the first year, which will be based upon the Policy's face amount and the age, smoking status, gender, and underwriting class of the Insured. Thereafter, a policy owner may choose the amount and frequency of premium payments. Pacific Mutual may reduce the minimum initial premium required under certain circumstances.


B. Application and Initial Premium Processing

Upon receipt of a completed application for a Policy, Pacific Mutual will follow certain insurance underwriting (i.e., evaluation of risk) procedures designed to determine whether the proposed insured is insurable. This process may involve verification procedures and may require that further information be provided by the applicant before a determination can be made. Pacific Mutual will not become obligated under a Policy until an initial premium and a completed application have been received by Pacific Mutual, and this underwriting procedure has been completed.

After the Policy is issued, insurance coverage under the Policy will be deemed to have begun as of the policy date. The policy date is usually the date the application is accepted, or, if later, the date the premium is received at Pacific Mutual's home office. The policy date is the date used to determine policy years, policy months, and policy anniversaries.
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C. Additional Premium Payments

The Policy is a flexible-premium policy, and it provides flexibility to premiums at the policy owner's discretion. When applying for a Policy, a policy owner will determine a planned periodic premium that provides for the payment of level premiums over a specified period of time. Each policy owner will receive a premium reminder notice on either an annual, semi-annual, quarterly, or monthly basis, at the option of the policy owner; however, the policy owner is not required to pay planned periodic premiums.

Payment of the planned periodic premium will not guarantee that a Policy will remain in force. Instead, the duration of the Policy depends upon the Policy's accumulated value. Even if planned periodic premiums are paid, the Policy will lapse any time accumulated value less policy debt is insufficient to pay the current monthly deduction and a grace period expires without sufficient payment. Any premium payment must be for at least $50.00. Pacific Mutual also may reject or limit any premium payment that would result in an immediate increase in the net amount at risk under the Policy, although such a premium may be accepted with satisfactory evidence of insurability.

D. Premium Allocation

A policy owner may allocate net premiums among the variable accounts and/or the fixed account. The initial allocation must be made in the application for the Policy. During the free-look period (a limited period of time during which the policy owner may return and cancel the Policy for a full refund of premiums paid), all net premiums are allocated to the Money Market Variable Account. The accumulated value is allocated according to the policy owner's instructions the later of 15 days after the Policy is issued or 45 days after the application is completed. The accumulated value may be allocated to no more than five investment alternatives at any time. Those alternatives currently include eight variable accounts and a fixed account.

Additional net premium payments will be allocated among the investment alternatives according to the policy owner's instructions. If the current instructions would cause the accumulated value to be allocated to more than five investment alternatives, the premium payment less the premium load will be allocated to the variable accounts and fixed account in the same proportion as the accumulated value in those accounts. A policy owner may change the allocation of accumulated value by submitting a proper written request to Pacific Mutual's home office.

E. Reinstatement

Pacific Mutual will reinstate a lapsed Policy (see "Policy Lapsation," Section III.C. on page 12 of this document) at any time within five years after the end of the grace period but before the maturity date, provided Pacific Mutual receives the following: (1) a written application of the policy owner; (2) evidence of insurability satisfactory to Pacific Mutual; and (3) payment of all monthly charges and deductions that were due and unpaid during the grace period, payment of the amount by which net cash surrender value was less than zero at the beginning of the grace period, and payment of a premium at least equal to three times the most recent monthly deduction.
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When the Policy is reinstated, the accumulated value will be equal to the accumulated value on the date of the lapse subject to the following: (1) If the Policy is reinstated after the first monthly payment date following lapse, the accumulated value will be reduced by the amount of policy indebtedness on the date of lapse and no policy indebtedness will exist on the date of reinstatement; (2) If the Policy is reinstated on the monthly payment date next following lapse, any policy indebtedness on the date of lapse will also be reinstated; and (3) No interest on amounts held in Pacific Mutual's Loan Account to secure policy indebtedness will be paid or credited between lapse and reinstatement.

Reinstatement will be effective as of the monthly payment date on or next following the date of approval by Pacific Mutual, and accumulated value minus policy indebtedness will be allocated among the variable accounts and the fixed account in accordance with the policy owner's current premium allocation instructions.

F. Policy Loans

A policy owner may borrow from Pacific Mutual an amount up to 90% of the Policy's accumulated value allocated to the variable accounts and 100% of accumulated value allocated to the fixed account less any outstanding policy debt and less the amount of any surrender charge that would be imposed if the Policy were surrendered on the date the loan was taken. The minimum loan that may be taken is $500. A policy is the only security required for a loan.

When a policy owner takes a loan, an amount equal to the loan is transferred out of the policy owner's accumulated value in the variable accounts and the fixed account on a proportional basis, unless the policy owner instructs Pacific Mutual otherwise.

The interest rate on loans is 4.75% a year. Pacific Mutual will credit interest monthly on amounts held in the Loan Account to secure the loan at an annual rate of 4.0%. The owner may repay all or part of the loan at any time while the Policy is in force. If not repaid, the policy indebtedness will reduce the amount of death proceeds paid upon the death of the insured or the cash surrender value paid upon surrender or maturity.

A loan may affect the length of time the Policy remains in force. The Policy will lapse when accumulated value minus policy debt is insufficient to cover the monthly deduction against the Policy's accumulated value on any monthly payment date and the minimum payment required is not made during the grace period. Moreover, the Policy may enter the grace period more quickly when a loan is outstanding, because the loaned amount is not available to cover monthly deductions and charges.


II.  TRANSFER AMONG INVESTMENT DIVISIONS

The Pacific Select Exec Separate Account (the "Separate Account") is a separate investment account of Pacific Mutual used to support the variable death benefits and policy values of Pacific Mutual's life insurance policies. The Separate Account currently is made up of eight variable accounts which
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invest in shares of a corresponding series of Pacific Select Fund (the "Fund"), the investment vehicle of the Separate Account. The Fund is registered with the SEC under the Investment Company Act of 1940 as an open-end management investment company of the series type. The series of the Fund, each of which has a different investment objective, are the Money Market Series, the Managed Bond Series, the Government Securities Series, the High Yield Bond Series, the Growth Series, the Equity Income Series, the Multi-Strategy Series and the International Series.

A policy owner may allocate accumulated value among the variable accounts in any way he or she chooses. However, after the transfer, the accumulated value may be allocated to no more than five investment alternatives. No transfers are allowed during the grace period if the required premium has not been paid.
There is currently no charge imposed upon transfers, and no limit to the number and frequency of transfers permitted.

Accumulated value may also be transferred from the variable accounts to the fixed account. However, such a transfer will only be permitted in the policy month preceding a policy anniversary. Transfers from the fixed account to the variable account are also permitted, subject to the following restrictions: (1) The policy owner may not make more than one transfer from the fixed account to the variable accounts in any 12-month period; (2) If a policy owner has $1,000 or more in the fixed account, the policy owner may not transfer more than 20% of such amount to the variable accounts in any year.


III. REDEMPTION PROCEDURES: SURRENDER AND RELATED TRANSACTIONS

A. Surrender for Net Cash Surrender Value

A policy owner can obtain a portion of the net cash surrender value under two partial surrender benefits: the preferred withdrawal benefit and the partial withdrawal benefit. The preferred withdrawal benefit is available on the first policy anniversary until the 15th policy anniversary. The portion of a preferred withdrawal of up to 10% of the amount of the policy owner's total premium payments received and accepted prior to the withdrawal will not reduce the face amount under the Policy. The partial withdrawal benefit is available on and after the 15th policy anniversary.

Both preferred and partial withdrawal must be for at least $500, and the Policy's net cash surrender value after the withdrawal must be at least $500. The amount that can be withdrawn is also limited so that after the withdrawal, any policy debt is no greater than 90% of the new cash surrender value. In addition, the amount of a partial withdrawal and the excess of a preferred withdrawal over 10% of total premiums received and accepted prior to the withdrawal, may be further limited so that face amount will not be less than $50,000.

When a partial withdrawal is made on a Policy on which the Owner has selected the death benefit option equal to the face amount of the Policy or, if greater, accumulated value multiplied by a death benefit percentage, the face amount under the Policy is decreased by the lesser of (1) the amount of the partial withdrawal or (2) if the death benefit prior to the withdrawal is greater than the face amount, the amount, if any, by which the face amount exceeds the difference between the death
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benefit and the amount of the partial withdrawal.  However, assuming that the death benefit is not equal to accumulated value times a death benefit percentage, the partial withdrawal will reduce the death benefit by the amount of the partial withdrawal. To the extent the death benefit is based upon the accumulated value times the death benefit percentage applicable to the Insured, a partial withdrawal may cause the death benefit to decrease by an amount greater than the amount of the partial withdrawal.

B. Death Claims

Upon the death of an insured, Pacific Mutual will pay to a named beneficiary death benefit proceeds, either in a lump sum or under a payment plan offered under the Policy. The proceeds will be the death benefit under the Policy reduced by adjustments for any outstanding policy indebtedness.

The death benefit will be either the face amount of the Policy or, if greater, accumulated value multiplied by a death benefit percentage, or the face amount of the Policy plus the accumulated value, or if greater, accumulated value multiplied by a death benefit percentage. The specified percentages vary according to the age of the Insured, and are shown in a table in the Policy. Because the specified percentage is applied to a policy owner's accumulated value, an increase in accumulated value may increase the death benefit.
However, because the death benefit will never be less than the face amount, a decrease in the accumulated value may decrease the death benefit but never below the face amount.

The face amount of the Policy may be changed by the policy owner. A decrease in face amount may only be made after the fifth policy year, or after the fifth policy year following the last increase in face amount. Such a change may change the death benefit, depending, among other things, upon whether and the degree to which the death benefit under a Policy exceeds the face amount prior to the change. A change in the face amount may affect the net amount at risk under a Policy, which may affect a policy owner's cost of insurance charge. For these purposes, the net amount at risk is equal to the death benefit less the policy owner's accumulated value.

Any request for a change in face amount must be in writing at Pacific Mutual's home office. A policy owner may make only one such request per policy year. In the case of a request for an increase, additional evidence of insurability satisfactory to Pacific Mutual will also be required.

C. Policy Lapsation

If the accumulated value less policy debt of a Policy is insufficient to cover deductions and charges on a monthly payment date, Pacific Mutual will give written notice to the policy owner that if an amount shown in the notice (which will be sufficient to cover the deduction amount(s) due) is not paid within 61 days (the "grace period"), the policy owner faces a danger of lapse. The Policy will remain in force through the grace period, but if no payment is forthcoming, it will terminate at the end of the grace period. In order to avoid termination, the policy owner must pay an amount equal to three times the charges and deductions due on the monthly payment date in which the insufficiency occurred.
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If the required payment is made during the grace period, such payment and the accumulated value in the money market variable account (to which accumulated value in the variable accounts is transferred when lapsation is threatened) will be allocated among the variable accounts and the fixed account in accordance with the policy owner's allocation instructions. If the Insured dies during the grace period, the death benefit proceeds will equal the amount of the death benefit immediately prior to the commencement of the grace period, reduced by any unpaid monthly deductions and charges dues and any policy indebtedness.

A lapsed policy may be reinstated at any time within five years after the end of the grace period but before the maturity date. See "Reinstatement," Section I.E. on page 5 of this document.

D. Policy Loans

See Section I.F. on page 6 of this document.